SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: May, 2005	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

For Immediate Release

Contact:	Laurence G. Sellyn, Executive Vice-President, Finance and Chief Financial Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com

Gildan Activewear Announces Record Second Quarter Results Before Yarn-Spinning Charge,
Reconfirms Recent Upward Revision of Full Year Guidance and Declares 2-for-1 Stock Split
— Second Quarter E.P.S. Before Special Charge up by 42.3% over Strong Prior Year Comparative —

Montréal, Thursday, May 5, 2005 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for the second quarter and six months ended April 3, 2005. The Company also reconfirmed its recently increased earnings guidance for the balance of the fiscal year, and announced that its Board of Directors has approved a 2-for-1 stock split, to be effected by way of a stock dividend. All earnings per share data in this release are stated prior to the stock split.

Second Quarter Sales and Earnings

After reflecting a special charge of U.S. $7.8 million after-tax or U.S. $0.26 per share for the closure of its Canadian yarn-spinning facilities, Gildan reported second quarter net earnings of U.S. $14.3 million or U.S. $0.48 per share, the same as the second quarter of last year. Earnings in the second quarter of last year included the U.S. $0.04 per share negative impact on cost of sales of revaluing opening inventories, due to the adoption of the U.S. dollar as the Company's functional currency at the beginning of the 2004 fiscal year. Excluding special items in both years, earnings increased to U.S. $22.1 million or U.S. $0.74 per share, up respectively 43.5% and 42.3% from U.S. $15.4 million and U.S. $0.52 per share in the second quarter of fiscal 2004. Gildan announced on April 6, 2005 that it expected E.P.S. to be at least 10% above the top end of its previous guidance for the second quarter, which had called for E.P.S. before the special charg e of U.S. $0.60 - U.S. $0.65 per share.

Compared to last year, the increase in second quarter net earnings before special items was driven by increased selling prices and reduced promotional activity, continuing growth in unit volume sales and more favourable product-mix. These positive variances were partially offset by increased costs for cotton, energy and transportation, the impact of lower capacity utilization on the efficiency of the Canadian yarn-spinning facilities which were closed in March 2005, higher selling, general and administrative expenses and higher depreciation.

“We are pleased that we have continued to deliver very strong earnings growth, and that we have significantly exceeded our original expectations for the quarter”, commented Glenn J. Chamandy, President and Chief Executive Officer. “Moreover, industry conditions continue to be favourable, giving us confidence in our positive outlook for the balance of the fiscal year”.

Sales in the second quarter amounted to U.S. $165.3 million, up 16.9% from the second quarter a year ago, reflecting a 10.4% increase in unit shipments, higher selling prices and more favourable product-mix. During the second quarter of fiscal 2005, the Company continued to be capacity-constrained, pending the start-up of its new textile manufacturing facility in the Dominican Republic. The overall supply/demand balance in the wholesale activewear industry also continued to be in good balance, with supply shortages for some products.

The value of the S.T.A.R.S. market and market share data for the U.S. wholesale distribution market continues to be undermined by non-participation by major distributors. With this caveat, the table below summarizes the S.T.A.R.S. data for the quarter ended March 31, 2005. In calculating year-over-year growth rates, S.T.A.R.S. has adjusted prior period comparatives to exclude sales through distributors no longer participating in the S.T.A.R.S. report.

Gildan Market Share Q2 2004	Gildan Market Share Q2 2005		Gildan Unit growth Q2 2005 vs Q2 2004	Industry Unit growth Q2 2005 vs Q2 2004
31.2%	36.3%	T-shirts	26.0%	3.2%
24.4%	33.1%	Sport shirts	39.5%	(5.2) %
14.3%	23.9%	Fleece	113.5%	10.9%

The Company indicated that it may not continue to provide S.T.A.R.S. data in the future, due to concerns regarding the completeness of the information provided to S.T.A.R.S.

Gross margins in the second quarter were 30.1%, compared with 27.3% in the second quarter of last year, after increasing last year’s gross margins to exclude the negative impact of the functional currency adjustment on cost of sales. The significant increase in gross margins reflected higher selling prices and reduced promotional activity, together with more favourable product-mix, against the background of market conditions where the Company was unable to drive further customer demand for its products due to capacity constraints. The higher selling price realizations, combined with continuing manufacturing efficiencies, more than offset the negative margin impact of higher cotton, energy and transportation costs and inefficiencies resulting from the reduced capacity utilization of the Canadian yarn-spinning operations.

Selling, general and administration expenses were U.S. $18.3 million, or 11.1% of sales, compared with U.S. $15.2 million, or 10.7% of sales, in the second quarter of fiscal 2004. The higher SG&A expenses reflected higher distribution expenses, provision for higher performance-related compensation expenses, and the stronger Canadian dollar, in addition to the continuing development of the organization to support the company’s ongoing growth strategy.

The results for the second quarter included a special charge of U.S. $7.8 million after-tax (U.S. $11.9 million pre-tax) or U.S. $0.26 per share for the closure of Gildan’s Canadian yarn-spinning facilities. On February 1, 2005, the Company announced plans to close its two Canadian yarn-spinning facilities, and relocate the majority of the yarn-spinning equipment to a new joint-venture facility in the U.S. The amount of the special charge is the same as had been estimated in February.

The financial results for the second quarter of fiscal 2005 include an income tax recovery of U.S. $2.7 million, due to the impact of the special charge. Excluding the special charge, the tax rate in the quarter was 5.9%, compared to 6.8% in the second quarter of fiscal 2004.

Six Months Earnings

Net earnings for the first six months of fiscal 2005 were U.S. $30.5 million, or U.S. $1.02 per share, before the special charge for the closure of the yarn-spinning facilities, up respectively 48.8% and 47.8% from U.S. $ 20.5 million or U.S. $0.69 per share in the first six months of last year, after adjusting last year's earnings for the negative impact of the functional currency change on cost of sales as a result of revaluing opening inventories which were consumed in the first half of fiscal 2004. Net earnings and E.P.S. for the first half of fiscal 2005 were U.S. $22.7 million and U.S. $0.76 per share after the special charge, compared with net earnings and E.P.S. as reported of U.S. $17.2 million and U.S. $0.58 per share in the first six months of fiscal 2004.

Earnings Outlook

On April 6, 2005, the Company increased its guidance for the full fiscal year from approximately U.S. $2.60 per share to approximately U.S. $2.80 per share before the special charge, and approximately U.S. $2.54 per share after the charge. The Company continues to be comfortable with its revised guidance. The Company projects E.P.S. of approximately U.S. $1.00 per share for the third quarter, up approximately 13.6% from U.S. $0.88 per share in the third quarter of fiscal 2004.

Cash flow

During the second quarter, the company used U.S. $27.4 million of its cash and cash equivalents in order to finance a seasonal increase in accounts receivable and capital expenditures, primarily for the construction of the new Dominican Republic textile facility as well as to complete the expansion of the U.S. distribution center in Eden, N.C., in order to position the Company for its entry into the retail channel. The Company ended the second quarter of fiscal 2005 with cash of U.S. $30.0 million.

The Company is now projecting capital expenditures of approximately U.S. $85 million for the full fiscal year, including 100% of the yarn-spinning investments made by Gildan’s joint-venture with Frontier Spinning Mills, Inc., which is now fully consolidated in Gildan’s financial statements. The Company has increased its production targets for its Dominican Republic facility for fiscal 2006, which will allow it to defer the construction of its planned new textile facility in Nicaragua. With the incremental production from the Dominican Republic, the Company expects to have sufficient capacity to support its projected sales growth and planned entry into the retail channel in fiscal 2006. Gildan continues to view its Nicaragua site as a strategic long-term asset for future capacity expansion, and has also purchased additional land in Honduras for possible future capacity expansion at a site adjacent to its existing Rio Nance textil e facility.

After including the full amount of capital investments made by its yarn-spinning joint-venture, the Company now expects to generate free cash flow of approximately U.S. $10 million in fiscal 2005. (Free cash flow is defined as cash flow from operating activities less cash flow from investing activities). The next scheduled principal installment of the Company’s U.S. senior notes will be repaid in June 2005, and the Company expects to end the fiscal year with cash and cash equivalents of approximately U.S. $65 million.

Stock Split

The Board of Directors has approved a 2-for-1 stock split, to be effected in the form of a stock dividend. The split is applicable to all shareholders of record on May 20, 2005. On or about May 31, 2005, the Company’s registrar and transfer agent will mail new certificates for the additional shares to all registered Gildan shareholders as at May 20, 2005. The Company’s shares are expected to commence trading on a post-split basis on May 18, 2005 on the TSX and on June 1, 2005, or one day after mailing of the share certificates to the registered shareholders of Gildan, on the NYSE, in accordance with the respective requirements of these exchanges. The stock split is intended to increase the liquidity of, and facilitate trading in, Gildan’s shares.

Disclosure of Outstanding Share Data

As of April 29, 2005 there were 29,879,914 Common Shares issued and outstanding along with 380,048 options outstanding. Effective February 2, 2005, the Company amended the Articles of Incorporation in order to change each of the issued and outstanding Class A subordinated voting shares into one newly-created common share and to remove the Class B multiple voting shares and the Class A subordinate voting shares, effectively eliminating the dual class voting structure as approved by a special resolution of the shareholders.

Profile

Gildan Activewear is a vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international markets. The Company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, placket collar sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. The Company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Gildan employs more than 7,800 full-time employees.

Certain statements included in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company’s future results.

The Company uses and presents certain Non-GAAP Financial Measures because it believes such measures provide meaningful information on the Company’s performance and operating results. However, investors should know that such Non-GAAP Financial Measures have no standardized meaning as prescribed by GAAP and may not be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Net earnings and earnings per share before the special charge, net earnings and gross margins adjusted for the impact of the functional currency adjustment on cost of sales, and free cash flow do not have standardized meaning under Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Information for shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results today at 10:00 AM Eastern Time. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 72793454, or by live sound web cast on Gildan’s Internet site (“Investor Relations” section) at the following address: www.gildan.com. If you are unable to participate in the conference call, a replay will be available starting that same day at 12:00 PM EDT by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 29385316, until May 12, 2005 at midnight, or by sound web cast on Gildan’s Internet site for 30 days.

Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended		Six months ended
	April 3, 2005	April 4, 2004	April 3, 2005	April 4, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$ 165,321	$ 141,369	$ 274,278	$ 219,328
Cost of sales	115,641	103,832	192,218	160,691

Gross profit	49,680	37,537	82,060	58,637

Selling, general and administrative expenses	18,285	15,151	34,612	26,548

Special charge (note 2)	11,886	—	11,886	—

Earnings before the undernoted items	19,509	22,386	35,562	32,089

Depreciation and amortization	6,490	5,249	12,370	10,181
Interest expense	1,299	1,755	2,500	3,344
Earnings of non-controlling interest	115	—	115	—

Earnings before income taxes	11,605	15,382	20,577	18,564

Income tax (recovery) expense (note 3)	(2,707)	1,049	(2,122)	1,359

Net earnings	$ 14,312	$ 14,333	$ 22,699	$ 17,205

Basic EPS	$ 0.48	$ 0.48	$ 0.76	$ 0.58

Diluted EPS	$ 0.48	$ 0.48	$ 0.76	$ 0.58

Weighted average number of shares outstanding (in thousands)
Basic	29,808	29,576	29,756	29,550
Diluted	30,043	29,866	29,964	29,829

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended		Six months ended
	April 3, 2005	April 4, 2004	April 3, 2005	April 4, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings	$ 14,312	$ 14,333	$ 22,699	$ 17,205
Adjustments for:
Depreciation and amortization	6,490	5,249	12,370	10,181
Future income taxes	(3,191)	1,339	(3,374)	1,461
Loss on fixed assets	8,034	19	8,359	59
Other	530	97	571	64

	26,175	21,037	40,625	28,970
Net changes in non-cash working capital balances:
Accounts receivable	(40,390)	(39,820)	(2,689)	(20,619)
Inventories	1,269	9,140	(24,036)	(26,605)
Prepaid expenses and deposits	(879)	(438)	(3,439)	(1,680)
Accounts payable and accrued liabilities	10,175	5,691	(2,111)	(4,163)
Income taxes payable	(160)	(1,786)	76	(1,765)

	(3,810)	(6,176)	8,426	(25,862)

Cash flows from financing activities:
Increase in long-term debt	—	—	1,281	4,125
Repayment of long-term debt	(551)	(453)	(926)	(1,624)
Contribution by non-controlling interest	2,500	—	2,500	—
Proceeds from the issuance of shares	3,278	1,259	3,687	1,522

	5,227	806	6,542	4,023

Cash flows from investing activities:
Purchase of fixed assets, net of disposals	(21,041)	(10,450)	(43,130)	(26,573)
Increase in other assets	(2,555)	(91)	(2,609)	(72)

	(23,596)	(10,541)	(45,739)	(26,645)

Effect of exchange rate changes on cash
and cash equivalents	(159)	(166)	143	557

Net decrease in cash and cash equivalents
during the period	(22,338)	(16,077)	(30,628)	(47,927)

Cash and cash equivalents, beginning of period	$ 52,381	$ 37,490	$ 60,671	$ 69,340

Cash, end of period	$ 30,043	$ 21,413	$ 30,043	$ 21,413

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	April 3, 2005	October 3, 2004	April 4, 2004
	(unaudited)	(audited)	(unaudited)

Current assets:
Cash and cash equivalents	$ 30,043	$ 60,671	$ 21,413
Accounts receivable	89,223	85,317	85,386
Inventories	141,107	116,615	130,108
Prepaid expenses and deposits	6,751	3,243	5,361
Future income taxes	9,606	8,149	6,294

	276,730	273,995	248,562

Fixed assets	234,577	211,693	195,577
Other assets	14,137	3,127	3,426

Total assets	$ 525,444	$ 488,815	$ 447,565

Current liabilities:
Accounts payable and accrued liabilities	$ 76,345	$ 74,607	$ 61,954
Income taxes payable	2,166	1,966	2,175
Current portion of long-term debt	19,718	18,610	19,098

	98,229	95,183	83,227

Long-term debt	40,595	37,979	57,029
Future income taxes	26,746	28,058	24,195
Non-controlling interest	5,476	—	—

Shareholders' equity:
Share capital	81,857	78,170	77,012
Contributed surplus	1,098	681	404
Retained earnings	245,195	222,496	179,450
Cumulative translation adjustment	26,248	26,248	26,248

	354,398	327,595	283,114

Total liabilities and shareholders' equity	$ 525,444	$ 488,815	$ 447,565

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc. – Notes to Interim consolidated financial statements

For complete notes to the interim consolidated financial statements, please refer to filings with the various securities regulatory authorities.

1.

The April 3, 2005 unaudited consolidated financial statements include the consolidation of Cedartown Manufacturing LLC (“Cedartown”), the Company’s 50% owned joint-venture with Frontier Spinning Mills, Inc. Prior to fiscal 2005, the Company accounted for its investment in Cedartown using the proportionate consolidation method. The consolidation of Cedartown at October 4, 2004, the beginning of Gildan’s 2005 fiscal year, increased total assets by $7.9 million and total liabilities by $5.0 million, while creating a non-controlling interest of $2.9 million. Under generally accepted accounting principles, the application of either the consolidation or the proportionate consolidation method of accounting for equity interests results in the same net earnings inclusion, and accordingly the Company’s net earnings will not be affected by this change.

2.

At the end of March 2005, the Company closed its two Canadian yarn-spinning operations. A major portion of the equipment was transferred to a new yarn-spinning facility in Clarkton, North Carolina, which is operated by the Company’s joint-venture with Frontier Spinning Mills, Inc. In the second quarter of fiscal 2005 the Company reported closure costs of $7.8 million after tax, or $0.26 per share, which consist mainly of a writedown to their estimated fair value of assets held for sales, together with severance costs. Basic and diluted earnings per share for the three months and six months ended April 3, 2005 have been presented below as reported and before the impact of these closure costs:

	Three months ended	Six months ended
	April 3, 2005	April 3, 2005

Basic EPS as reported	$ 0.48	$ 0.76
Special charge	0.26	0.26

Basic EPS before special charge	$ 0.74	$ 1.02

Diluted EPS as reported	$ 0.48	$ 0.76
Special charge	0.26	0.26

Diluted EPS before special charge	$ 0.74	$ 1.02

3.

The income tax recovery of $2.7 million in the second quarter of fiscal 2005 was due to the closure of the Canadian yarn-spinning operations. Excluding the impact of the closure costs, the tax provision for the second quarter of fiscal 2005 was $1.4 million, resulting in a tax rate of 5.9% compared to a tax rate of 6.8% for the second quarter of the prior fiscal year. The tax provision for the six months ended April 3, 2005, excluding the closure costs, was $2.0 million, resulting in a tax rate of 6.0% compared to a tax rate of 7.3% for the same period last year.

4.

The Board of Directors has approved a 2-for-1 stock split, to be effected in the form of a stock dividend. The split is applicable to all shareholders of record on May 20, 2005. The Company’s shares are expected to commence trading on a post-split basis on May 18, 2005 on the TSX and on June 1, 2005, or one (1) day after mailing of the share certificates to the registered shareholders of Gildan, on the NYSE, in accordance with the respective requirements of these exchanges.

On or about May 31, 2005, the Company’s registrar and transfer agent will mail new share certificates for the additional shares to all registered Gildan shareholders as at May 20, 2005. Currently issued share certificates should be retained by shareholders and not returned to Gildan or the registrar.

5.	Certain comparative figures have been reclassified in order to conform to the current year’s presentation.

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Pierre Poirier
Pierre Poirier
Director, Legal Services

Date May 5, 2005